Exhibit 99.1
Press Release

FCA closed 2014 with sales in Europe (EU28+EFTA) up 3.5% to approximately 768,000 vehicles. In December, the Group outpaced the market with a 7.2% year-over-year increase. For the Jeep brand, which posted worldwide sales of more than 1 million vehicles, European sales were up close to 70% for the year and 189.7% for the month of December. Positive results also for the Fiat 500, which continued to lead the European A segment, and the Fiat Panda. The two models closed the year with a combined 28.7% segment share. The Fiat 500L was the best selling vehicle in the Small MPV segment with a share of nearly 22%.

In 2014, new passenger car registrations in Europe (EU28+EFTA) were up 5.4% to 13 million. The trend was also positive in December with registrations up 4.9% year-over-year to 1,000,000 vehicles.

FCA posted full-year sales of nearly 768,000 vehicles (+3.5%), accounting for a 5.9% share of the European market. Results were particularly positive in December, with Group sales up 7.2% to nearly 56,000 vehicles, representing a 5.6% share for the month. FCA’s results for the month of December reflected the strong contribution of new models, including the Jeep Renegade, which is already among the top ten in its segment, and the 500X, which has already generated more than 1,500 orders. Demand for these two models will enable the addition of 1,500 new workers over the next three months at the Group’s Melfi plant, where more than €1 billion has been invested.

FCA posted sales increases in Italy (+1%), Germany (+5.1%; industry +2.9%), France (+0.9%; industry +0.3%), the UK (+12.5%; industry +9.3%) and Spain, where FCA achieved a 36.9% increase for the year, compared with 18.3% for the industry.

Fiat brand posted an increase in full-year sales to just over 586,000 vehicles (+2.2%) and market share was 4.5%. In December, brand sales totaled 39,300 vehicles (+0.4%) and share was 3.9%.

For major markets, full-year sales were up 0.8% in Italy, +0.5% in Germany, +11.8% in the UK and +42.7% in Spain.

For the brand’s leading models, 2014 was a year of solid growth. Sales of the 500 were up 12.75% for the year to more than 183,000 vehicles. In December, sales of the Panda were up 14.9% year-over-year. The 500 and Panda were the two top-selling vehicles in the European A segment with a combined 28.7% share. The 500L posted a very strong full-year performance with sales up more than 20% to nearly 93,000 vehicles, representing a 21.9% segment share.

Lancia/Chrysler posted full-year sales of more than 72,000 vehicles (-3.6%) and share was stable at 0.6%. For the month of December, brand sales totaled 4,700 units with share at 0.5%. In France, full-year sales were up 26.9% and in Spain sales increased of 24.2%. The Ypsilon posted an 8.9% increase in European sales for the year.

Alfa Romeo closed the year with European sales totaling 59,200 vehicles and market share stable at 0.5%. In Spain, sales were up 1.9% over the prior year and in Switzerland brand sales increased 5.8%, compared with a 1.9% decline for the industry.

In December, brand sales totaled nearly 4,500 vehicles and European market share was 0.4%. December sales were higher in both France (+26.1%; -6.8% for the industry) and Germany (+20.9%).

2014 was undoubtedly the year of the Jeep, which sold more than 1,017,000 vehicles worldwide. In Europe, brand sales were up 69.6% over the prior year to 41,400 vehicles and share was up 10 basis points to 0.3%.

The year-over-year comparison was even more favorable in December, with sales increasing 189.7% over the same month in 2013 to 6,600 vehicles and market share 20 basis points higher at 0.7%.

Full-year sales were up in nearly all European markets, including a 94.5% increase in Italy, +49.5% in Germany, +109.7% in France, +75.4% in the UK and +33.7% in Spain.

The Grand Cherokee remained one of the best selling vehicles, posting a 23.8% year-over-year increase with more than 14,800 vehicles sold. December was a very positive month for the Renegade, which, just a few months after launch, has already conquered a 5% segment share.

For Ferrari and Maserati, the Group’s luxury brands, combined sales were more than double the prior year’s level at more than 8,200 vehicles.

London, 16 January 2015

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